John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

April 2, 2009

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549-0506

Re:	LLANY Separate Account M. for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 333-155333; 811-08559; CIK: 0001051629
Request for Acceleration

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned Depositor and Principal Underwriter for the variable universal life insurance policies to be issued through the Account, filed on Form N-6, respectfully requests that the effective date of the Registration Statement be accelerated to April 3, 2009, or as soon thereafter as practicable.

Lincoln, as Depositor, on behalf of the Registrant, and Lincoln Financial Distributors, Inc., as Principal Underwriter, acknowledge the following: should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact John L. Reizian, Esquire at (860) 466-1539 with any questions or comments about this Request.

Lincoln Life & Annuity Company of New York	Lincoln Financial Distributors, Inc.
(Depositor)	(Principal Underwriter)

/s/ Joshua R. Durand	/s/ Thomas F. Murray

By: Joshua R. Durand	Thomas F. Murray
Assistant Vice President	Vice President